Exhibit 99.1

Perion Network Files Its 2022 Annual Report on Form 20-F

TEL AVIV & NEW YORK – March 15, 2023 – Perion Network Ltd. (NASDAQ & TASE:PERI) a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display/video/CTV advertising – today announces the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (SEC).

The annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 15, 2023, is available on its website (https://www.perion.com/). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to Nasdaq Listing Rule 5250(d)(1)(C).

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About Perion Network Ltd.
Perion Network Ltd. is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display, including video and CTV advertising. These channels are brought together by Perion’s intelligent HUB, which integrates Perion’s business assets from both sides of the open Web, providing significant benefits to brands and publishers.

For more information, visit our website at www.perion.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com

Source: Perion Network Ltd.